Exhibit 99.1

29 January 2021

PureTech Health plc

PureTech Adds Bharatt Chowrira, PureTech’s President and Chief of Business and Strategy, to Board of Directors

PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (“PureTech” or the “Company”), a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, today announces the appointment of Bharatt Chowrira, Ph.D., J.D., to its Board of Directors as an executive director. Dr. Chowrira has served as PureTech’s President and Chief of Business and Strategy since March 2017 and will continue in that role as an executive director of the Company. Dr. Chowrira’s appointment is effective from February 1, 2021.

“Bharatt has made a big impact since joining PureTech in 2017 and he continues to make key contributions as we advance our clinical pipeline toward key value-driving milestones,” said Daphne Zohar, Founder and Chief Executive Officer of PureTech Health, “We are pleased to have him join our board of directors as one of the three representatives of our executive team.”

As the President and Chief of Business and Strategy at PureTech, Dr. Chowrira oversees the Company’s strategy and business development initiatives.

“PureTech is making remarkable progress in the clinic as we pioneer potentially transformational therapies for patients with devastating diseases,” said Dr. Chowrira. “I’m pleased to join the distinguished members of our Board as we aim to fulfill our vision of giving life to science through innovative solutions to serious public health challenges.”

Dr. Chowrira has more than two decades of experience in the biopharma industry, combining a unique blend of R&D, business development, operations, financing and legal expertise. Prior to joining PureTech, Dr. Chowrira was the president of Synlogic, Inc., a biopharmaceutical company focused on developing synthetic microbiome-based therapeutics, from September 2015 to February 2017, where he oversaw and managed corporate and business development, alliance management, financial, human resources, intellectual property and legal operations. Prior to joining Synlogic, Dr. Chowrira was the Chief Operating Officer of Auspex Pharmaceuticals Inc., from 2013 to 2015, which was acquired by Teva Pharmaceuticals in the Spring of 2015. Prior to that, Dr. Chowrira held various leadership and management positions, including at Nektar Therapeutics (Chief Operating Officer), Merck & Co, or Merck (Vice President), Sirna Therapeutics (General Counsel; acquired by Merck) and Ribozyme Pharmaceuticals (Chief Patent Counsel). Dr. Chowrira has been involved in the boards of several of PureTech’s Founded Entities. He is currently a member of the Board of Directors of Vedanta Biosciences, Inc., and he was previously on the boards of Vor Biopharma, Inc. and Karuna Therapeutics, Inc. (Nasdaq: KRTX). Dr. Chowrira received a JD from the University of Denver’s Sturm College of Law, a PhD in molecular biology from the University of Vermont College of Medicine, an MS in molecular biology from Illinois State University and a BS in microbiology from the UAS, Bangalore, India.

The company confirms that there is no further information required to be disclosed pursuant to paragraph 9.6.13 of the UK Listing Rules.

PureTech’s Board of Directors

PureTech’s Board of Directors include former executives of major pharmaceutical companies, entrepreneurs, and award winning academic and clinical leaders who leverage their expertise to support our mission. Following the appointment of Dr Chowrira, the board of directors is comprised of the following members:

Daphne Zohar, Founder, Chief Executive Officer and Director – Daphne Zohar is the Founder and Chief Executive Officer of PureTech, and she has served as a member of PureTech’s Board of Directors since the Company’s founding. She has also served as the founding Chief Executive Officer of a number of PureTech’s Founded Entities. A successful entrepreneur, Ms. Zohar created PureTech, assembling a leading team to help implement her vision for the Company, and was a key participant in fundraising, business development and establishing the underlying programs and platforms that have resulted in PureTech’s substantial pipeline.

Chris Viehbacher, Board Chairman – Chris Viehbacher has served as a member of PureTech’s Board of Directors since 2015 and as Chairman since September 2019. He is the Managing Partner of Gurnet Point Capital, a Boston based investment fund associated with the Bertarelli family and has a $2 billion capital allocation. He is the former CEO and member of the Board of Directors of Sanofi and was also the Chairman of the Board of Genzyme in Boston.

Bharatt Chowrira, PhD, JD, President, Chief of Business and Strategy and Director – Bharatt Chowrira, PhD, JD, is the President and Chief of Business and Strategy of PureTech, and he has served as a member of PureTech’s Board of Director’s since 2021. Prior to joining PureTech, Dr. Chowrira was the President of Synlogic, Inc. He previously served as the Chief Operating Officer of Auspex Pharmaceuticals Inc., until its acquisition by Teva Pharmaceuticals, and he has held various leadership and management positions across the biopharmaceutical industry.

Raju Kucherlapati, PhD, Independent Non-Executive Director – Raju Kucherlapati, PhD, has served as a member of PureTech’s Board of Directors since 2014. He is the Paul C. Cabot Professor of Genetics and Professor of Medicine at Harvard Medical School. Dr. Kucherlapati was a founder and formerly a board member of Abgenix (acquired by Amgen for $2.2 billion), Cell Genesys and Millennium Pharmaceuticals (acquired by Takeda for $8.8 billion).

John LaMattina, PhD, Independent Non-Executive Director – John LaMattina, PhD, has served as a member of PureTech’s Board of Directors since 2009. Dr. LaMattina was previously president of Pfizer Global Research and Development and held positions of increasing responsibility during his 30-year career at Pfizer.

Bob Langer, ScD, Co-Founder and Non-Executive Director – Bob Langer, ScD, is a Co-founder of PureTech and has served as a member of PureTech’s Board of Directors since the Company’s founding. He has served as the David H. Koch Institute Professor at MIT since 2005. He is one of 12 institute professors, which is the highest honor that can be awarded to a faculty member at MIT. Dr. Langer has received over 220 major awards and is the most cited engineer in history.

Kiran Mazumdar-Shaw, Independent Non-Executive Director – Kiran Mazumdar-Shaw has served as a member of PureTech’s Board of Directors since 2020. She is a pioneering biotech entrepreneur, a healthcare visionary, a global influencer and a passionate philanthropist. She is a pioneer of India’s biotech industry and founder of Biocon.

Stephen M Muniz, Esq., Co-Founder, Chief Operating Officer and Director – Stephen Muniz, Esq., is a Co-founder and the Chief Operating Officer of PureTech, and he has served as a member of PureTech’s Board of Directors since 2015. Prior to joining PureTech, Mr. Muniz was a Partner in the Corporate Department of Locke Lord LLP, where he focused on the representation of life science venture funds as well as their portfolio companies in general corporate matters and in investment and liquidity transactions.

Dame Marjorie Scardino, Senior Independent Director – Dame Marjorie Scardino has served as a member of PureTech’s Board of Directors since 2015. She served as Chief Executive of The Economist for 12 years and was the Chief Executive of Pearson plc, the world’s leading education company and the owner of Penguin Books and The Financial Times Group. She served as chairman of The MacArthur Foundation from 2012 to 2017, and later became the Chairman of the London School of Hygiene and Tropical Medicine.

PureTech’s R&D Committee

PureTech’s R&D Committee works in close collaboration with the board and PureTech’s network of scientific experts to drive our distinctive R&D model for advancing scientific breakthroughs. The Committee is comprised of board members Bob Langer, ScD, Raju Kucherlapati, PhD, and John LaMattina, PhD, in addition to the following members:

H. Robert Horvitz, PhD, Board Observer and R&D Committee Chair – H. Robert Horvitz, PhD, is a Board Observer and Chair of PureTech’s R&D Committee. He received the Nobel Prize in Physiology or Medicine and is the David H Koch Professor of Biology at Massachusetts Institute of Technology, an investigator of the Howard Hughes Medical Institute, neurobiologist (neurology) at Massachusetts General Hospital, a member of the MIT McGovern Institute for Brain Research and the MIT Koch Institute for Integrative Cancer Research. He is cofounder of multiple life science companies, including Epizyme (EPZM), Mitobridge (acquired by Astellas) and Idun Pharmaceuticals (acquired by Pfizer) and was a member of the Scientific Advisor Board of the Novartis Institutes for BioMedical Research.

Dennis Ausiello, MD, R&D Committee Member – Dennis Ausiello, MD, is a member of PureTech’s R&D Committee. He is the Jackson Distinguished Professor of Clinical Medicine and was previously Director, Emeritus of the MD/PhD Program at Harvard Medical School. Dr. Ausiello is Chairman of Medicine, Emeritus and Director of the Center for Assessment Technology and Continuous Health (CATCH) at Massachusetts General Hospital (MGH). Dr. Ausiello served on the Board of Directors of Pfizer Pharmaceuticals, where he was their former Lead Director.

Bennett Shapiro, MD, Co-founder and R&D Committee Member – Ben Shapiro, MD, is a Co-founder and member of PureTech’s R&D Committee. As former Executive Vice President at Merck Research Laboratories of Merck & Co., Dr. Shapiro initially led Worldwide Basic Research and was responsible for all the basic and preclinical research activities at Merck. He later led Worldwide Licensing and External Research and was responsible for Merck’s relationships with the academic and industrial biomedical research community. His leadership resulted in the discovery, development and registration of approximately 25 drugs and vaccines.

About PureTech Health

PureTech is a clinical-stage biotherapeutics company dedicated to discovering, developing and commercializing highly differentiated medicines for devastating diseases, including intractable cancers, lymphatic and gastrointestinal diseases, central nervous system disorders and inflammatory and immunological diseases, among others. The Company has created a broad and deep pipeline through the expertise of its experienced research and development team and its extensive network of scientists, clinicians and industry leaders. This pipeline, which is being advanced both internally and through PureTech’s Founded Entities, as of the date of PureTech’s most recently filed Registration Statement on Form 20-F, was comprised of 24 products and product candidates, including two that have received FDA clearance and European marketing authorization. All of the underlying programs and platforms that resulted in this pipeline of product candidates were initially identified or discovered and then advanced by the PureTech team through key validation points based on the Company’s unique insights into the biology of the brain, immune and gut, or BIG, systems and the interface between those systems, referred to as the BIG Axis.

For more information, visit www.puretechhealth.com or connect with us on Twitter @puretechh.

Cautionary Note Regarding Forward-Looking Statements

This press release contains statements that are or may be forward-looking statements, including statements that relate to the company’s future prospects, developments, and strategies. The forward-looking statements are based on current expectations and are subject to known and unknown risks and uncertainties that could cause actual results, performance and achievements to differ materially from current expectations, including, but not limited to, our expectations regarding the potential therapeutic benefits of our product candidates, our expectations regarding the appointment of Bharatt Chowrira to the Board of Directors and those risks and uncertainties described in the risk factors included in the regulatory filings for PureTech Health plc. These forward-looking statements are based on assumptions regarding the present and future business strategies of the company and the environment in which it will operate in the future. Each forward-looking statement speaks only as at the date of this press release. Except as required by law and regulatory requirements, neither the company nor any other party intends to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014.

Contact: Investors	EU media	US media

Allison Mead Talbot +1 617 651 3156 amt@puretechhealth.com	Ben Atwell, Rob Winder +44 (0) 20 3727 1000 ben.atwell@FTIconsulting.com	Stephanie Simon +1 617 581 9333 stephanie@tenbridgecommunications.com